EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the five years ended December 31, 2012, the computation of ratio of earnings to fixed charges is as follows (dollars in thousands):

	2012	2011	2010	2009	2008

Earnings:
Income before taxes	$329,693	$319,587	$247,547	$168,019	$163,943
Add:
Fixed charges	254,161	268,940	313,161	180,293	197,070
Amortization of capitalized interest	—	—	—	—	—
Less:
Interest capitalized	—	—	—	—	—
Total earnings	$583,854	$588,527	$560,708	$348,312	$361,013

Fixed charges:
Interest expense inclusive of amortized premiums, discounts and capitalized expenses related to indebtedness	$254,073	$268,834	$313,032	$180,132	$196,728
Interest capitalized	—	—	—	—	—
Estimate of the interest component of rental expense	88	106	129	161	342
Total fixed charges	$254,161	$268,940	$313,161	$180,293	$197,070

Ratio of earnings to fixed charges	2.30	2.19	1.79	1.93	1.83